UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE AS OF 1934

For the month of December 2011
Commission file number: 000-27648

MAGICJACK VOCALTEC LTD.

(Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Attached hereto and incorporated by reference herein are the press release dated December 16, 2011, titled "magicJack VocalTec Sells Over 365,000 magicJacks in 30 Days; Estimates $55 to $60 Million in Sales in Q4 2011.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGICJACK VOCALTEC LTD. (Registrant)

By:	/s/ Daniel Borislow
Name:	Daniel Borislow
Title:	President and Chief Executive Officer

Date: December 19, 2011

magicJack VocalTec Sells Over 365,000 magicJacks in 30 Days;
Estimates $55 to $60 Million in Sales in Q4 2011

After good interest from potential investors, Company cancels underwritten offering

West Palm Beach, FL, and Netanya, Israel – December 16, 2011 – magicJack VocalTec, Ltd. (Nasdaq: CALL), the Voice Experts that invented voice over IP (VoIP) and sold over eight million magicJacks®, announced today that the company has sold over 365,000 magicJack PLUS devices in the last 30 days and is estimating fourth quarter 2011 sales to total $55 to $60 million.  Due to pricing and dilution concerns, magicJack VocalTec has cancelled its anticipated underwritten offering.

Dan Borislow, CEO and Director of magicJack VocalTec, states: "It is quite exciting to watch our company ship the most magicJacks we have ever shipped in a 30-day period. It is now obvious the company is having its best sales quarter ever. Most of these sales will translate into revenue and income in future periods as we recognize the great majority of these sales as revenue over a 12-month, or longer, time frame. In addition, the company now expects to have the most cash and cash equivalents on its balance sheet in its history of over $50 million next month. With cash and equivalents growing so quickly, the company decided to halt the offering of its shares, determining that the dilution at current market prices was not worth any benefits it might receive from raising capital. I am also looking forward to all our shareholders receiving double the amount of shares they presently hold beginning next week. Lastly, we look forward to resuming our stock repurchase program while the stock is so attractively priced."

This press release contains certain forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995, including those relating to the proposed offering of ordinary shares described herein.  You can identify these statements by the use of the words “may,” “will,” “should,” “plans,” “expects,” “anticipates,” “continue,” “estimate,” “project,” “intend,” “likely,” “probable,” and similar expressions. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, changes in the equity capital markets, general economic and business conditions, including unforeseen weakness in the Company’s markets, effects of continued geopolitical unrest and regional conflicts, competition, changes in technology and methods of marketing, changes to the Company’s business resulting from increased competition; the Company’s ability to develop, introduce and market innovative products, services and applications; the Company’s customer turnover rate and the Company’s customer acceptance rate; changes in regulatory conditions; availability and costs associated with operating the Company’s network; potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies; the degree of legal protection afforded to the Company’s products; changes in the composition or restructuring of the Company or its subsidiaries and the successful completion of acquisitions, divestitures and joint venture activities; and the various other factors discussed in the “Risk Factors” section of the Forms 6-K and 20-F filed by the with the SEC.  The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

About magicJack VocalTec Ltd.
magicJack VocalTec Ltd., the inventor of VoIP including the softphone and magicJack, has the goal of becoming the leading international provider of global voice over many platforms and to conveniently offer other valuable services and products to its end users. The company has sold over eight million of the easy-to-use, award-winning magicJacks since the device's launch in 2008, and has the use of over 30 patents, some dating to when the company invented VoIP. The company believes it is the largest reaching CLEC (Competitive Local Exchange Carrier) in the United States in terms of area codes available and certification in number of states, and the network has had little or no down time.

Contact:
Michael Tribolet
Investor Relations
201.301.5604
mt@magicjack.com